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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

E-House (China) Holdings Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

26852W10**
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

______________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Schedule 13G relates to ownership of American Depositary Shares which are publicly traded in the United States. The CUSIP number for the ordinary shares underlying the American Depositary Shares is G2952 103. Each American Depositary Shares represents one ordinary share.  The reporting person’s previous filing relates to ownership of ordinary shares of E-House (China) Holdings Limited which are not publicly traded.

CUSIP No. 26852W10			Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): CHF Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 0
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 0
		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 0%

12.	Type Of Reporting Person (See Instructions): CO

CUSIP No. 26852W10			Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Harvest Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 0
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 0
		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 0%

12.	Type Of Reporting Person (See Instructions): PN

CUSIP No. 26852W10			Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Harvest Parallel Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 0
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 0
		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 0.0%

12.	Type Of Reporting Person (See Instructions): PN

CUSIP No. 26852W10			Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Renaissance Capital Investment, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 0
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 0
		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 0%

12.	Type Of Reporting Person (See Instructions): PN

CUSIP No. 26852W10			Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Renaissance Capital Investment GP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 0
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 0
		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 0%

12.	Type Of Reporting Person (See Instructions): CO

ITEM 1(A).	NAME OF ISSUER:

E-House (China) Holdings Limited

ITEM 1(B).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, People’s Republic of China

ITEM 2(A).	NAME OF PERSON FILING:

CHF Investment Limited (direct ownership)
China Harvest Fund, L.P.
China Harvest Parallel Fund I, L.P.
China Renaissance Capital Investment, L.P.
China Renaissance Capital Investment GP

The foregoing persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of CHF Investment Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.  The address of the principal business office of each  of the other Reporting Persons filing this Schedule 13G is M&C Corporate Services Limited, P.O. Box  309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

ITEM 2(C).	CITIZENSHIP:

British Virgin Islands:
CHF Investment Limited

Cayman Islands:
China Harvest Fund, L.P.
China Harvest Parallel Fund I, L.P.
China Renaissance Capital Investment, L.P.
China Renaissance Capital Investment GP

ITEM 2(D).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(E).	CUSIP NUMBER:

26852W10     Note: This Schedule 13G relates to ownership of American Depositary Shares which are publicly traded in the United States. The CUSIP number for the ordinary shares underlying the American Depositary Shares is G2952 103.  Each American Depositary Share represents one ordinary share.

ITEM 3.	NOT APPLICABLE.

ITEM 4.	OWNERSHIP:

The percentage ownership of the Reporting Persons as of December 31, 2010 are set forth below..

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to dispose or to direct the disposition:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CHF Investment Limited	0	0%	0	0	0	0
China Harvest Fund, L.P.	0	0%	0	0	0	0
China Harvest Parallel Fund I, L.P.	0*	0%	0	0	0	0
China Renaissance Capital Investment, L.P.	0	0%	0	0	0	0
China Renaissance Capital Investment GP	0	0%	0	0	0	0
*Represents economic interest only.

0 ordinary shares are held of record and beneficially owned by CHF Investment Limited, of which China Harvest Fund, L.P. owns 97.83% and China Harvest Parallel Fund I, L.P. owns 2.17%.  China Renaissance Capital Investment, L.P. is the general partner of each of China Harvest Fund, L.P.  and China Harvest Parallel Fund I, L.P.  China Renaissance Capital Investment GP is the general partner of  China Renaissance Capital Investment, L.P.  China Harvest Fund, L.P. is the majority owner of CHF Investment Limited and may be deemed to beneficially own all of the shares held by CHF Investment Limited.  Each of China Renaissance Capital Investment GP and China Renaissance Capital Investment, L.P. may be deemed to beneficially own the shares beneficially owned or deemed to be beneficially owned by the entity to which it is the general partner.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

CHF Investment Limited

By:	/s/ Shih Hung
	Name:	Shih Hung
	Title:	Director

China Harvest Fund, L.P.
By China Renaissance Capital Investment, L.P., its general partner
By China Renaissance Capital Investment GP, its general partner

By:	/s/ Shih Hung
	Name:	Shih Hung
	Title:	Director

China Harvest Parallel Fund I, L.P.
By China Renaissance Capital Investment, L.P., its general partner
By China Renaissance Capital Investment GP, its general partner

By:	/s/ Shih Hung
	Name:	Shih Hung
	Title:	Director

China Renaissance Capital Investment, L.P.
By China Renaissance Capital Investment GP, its general partner

By:	/s/ Shih Hung
	Name:	Shih Hung
	Title:	Director

China Renaissance Capital Investment GP

By:	/s/ Shih Hung
	Name:	Shih Hung
	Title:	Director

EXHIBITS

Exhibit 1	Joint Filing Agreement